

ANNUAL REPORT 2002

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION AND SUBSIDIARIES

COMPANY PROFILE

Burlington Coat Factory Warehouse Corporation, including subsidiaries Decelle, Cohoes Fashions, Luxury Linens, Baby Depot and MJM Designer Shoes, operates 319 stores in 42 states. We offer a wid selection of current season, first quality, brand name and designer clothing, shoes and accessories fo the entire family at everyday low prices -- substantially below those found in other fine department and specialty stores. Most locations also offer a large selection of luxury linens, home furnishings an gifts, as well as an outstanding collection of baby gear, furniture and accessories.

FINANCIAL HIGHLIGHTS


REVENUES
(billions of dollars)
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
1.5
1.6
1.6
1.7
1.8
2.0
2.2
2.4
2.6
1994 1995 1996 1997 1998 1999 2000 2001 2002


STOCKHOLDERS' EQUITY
(millions of dollars)
700
650
600
550
500
450
400
350
370
385
414
460
516
548
586
655
722
1994 1995 1996 1997 1998 1999 2000 2001 2002


STORES IN OPERATION
350
300
250
200
150
100
50
0
214
238
244
249
253
263
282
295
319
1994 1995 1996 1997 1998 1999 2000 2001 2002

Fiscal Year Ended	2002	2001	2000	1999	1998 [1]
Statement of Operations Data:					
Revenues	$2,604,577	$2,428,873	$2,226,183	$1,968,784	$1,782,292
Net Income	66,864	71,848[2]	62,476[3]	47,783	63,639
Net Income per Share	1.51	1.62[2]	1.37[3]	1.02	1.34
Dividends per Share	.02	.02	.02	.02	.02
Balance Sheet Data:					
Total Assets	$1,273,791	$1,060,675	$1,047,147[4]	$941,635	$909,807
Working Capital	236,313	296,654	260,399	332,759	368,459
Long Term Debt	22,245	7,560	8,105	52,970	60,890
Stockholders' Equity	722,498	655,271	586,441	548,156	516,069

(in thousands of dollars, except per share data)

[1] Fiscal year ended May 30, 1998 consisted of eleven months.

[2] Before extraordinary loss from early extinguishment of debt.

[3] Before cumulative effect of accounting change.

[4] Certain reclassifications have been made to the fiscal 2000 financial statements to conform to the classifications used in the current year.

TO OUR VALUED STOCKHOLDERS

Burlington Coat Factory continued to grow in fiscal 2002. Our total sales increased by 7.4% to $2.6 billion despite economic uncertainty and a very warm winter selling season. Our success demonstrates that our customers now understand that we really are "more than great coats."

Key highlights from fiscal 2002:

- Net sales grew 7.4% to $2.6 billion.
- Total stockholders' equity increased more than 10% to $722.5 million.
- We opened 29 new stores, relocated 7 stores, and remodeled 12 stores.
- Construction began on the new 648,000 square foot distribution center.

Great Brands. Great Savings. Great Value.

Our customers expect a wide selection of merchandise -- and they expect us to provide that selection at a great price and in one seamless shopping environment. We monitor our inventory levels and adjust our assortments to meet our customers' needs and expectations. Delivering great brands at great prices every day is key to satisfying them and to creating growth opportunities for Burlington Coat Factory and our shareholders.

Construction began on a new, state-of-the-art distribution center in Edgewater Park, New Jersey, during the last fiscal year, which will help us make our distribution process more efficient and accelerate the flow of merchandise to our stores.* In addition, we continue to invest in new technologies and equipment.

More Stores. Enhanced Shopping Experience.

Our retail network grew to 319 stores in 42 states with the addition of 29 new stores this past fiscal year. Each of these stores represents the best of the Burlington Coat Factory retail vision and is designed to provide an enhanced shopping experience, making it easier and faster to purchase merchandise. We also closed 5 stores, relocated 7 stores and expanded or remodeled an additional 12 locations.

Our policy of locating in existing buildings helps our store growth remain low-risk and more profitable. We plan to open another 25 to 35 stores during the new fiscal year, as desirable locations become available.* In addition, we will continue to test new concepts and remodel and expand our older locations to ensure that our customers continue to have a positive shopping experience.

Celebrating 30 Years.

We begin our 31st year well positioned and well prepared for the future by being the company we always have been -- only bigger, better and smarter. Our stores have greater selection and better values than at any other time in our history.

We are no longer as dependent on a cold winter and a "good" coat season to have a successful year. Our customers have come to rely on us for more of their department store needs -- from apparel to home furnishings; from shoes and accessories to baby gear -- in addition to great coats! We invite you to come in and see for yourself.

My heartfelt thanks goes out to all of our employees for continuing to embrace new challenges as our company expands; to our board of directors for its guidance and direction; to our vendors for their ongoing relationships; and to our shareholders for their continued support of our company.

Monroe G. Milstein
Chairman of the Board
President and Chief Executive Officer
September 17, 2002

---

*Forward Looking Statement. See Safe Harbor Statement on Page 6.

The Company maintains its records on the basis of a 52-53 week fiscal year ending on the Saturday closest to May 31. The following discussion compares the twelve months (52 weeks) ended June 1, 2002 with the twelve months (52 weeks) ended June 2, 2001 and the twelve months (52 weeks) ended June 2, 2001 with the twelve months (53 weeks) ended June 3, 2000.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to sales returns, bad debts, inventories, income taxes, financing operations, asset impairment, retirement benefits, risk participation agreements, reserves for closed stores and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although the list is not exhaustive:

The Company's inventory is valued at the lower of cost or market using the retail first-in, first-out ("FIFO") inventory method. Under the retail inventory method, the valuation of inventory at cost and resulting gross margin are calculated by applying a calculated cost to retail ratio to the retail value of inventory. The retail inventory method is an averaging method that has been widely used in the retail industry due to its practicality. Additionally, it is recognized that the use of the retail inventory method will result in valuing inventory at the lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventory. Inherent in the retail inventory method calculation are certain significant management judgments and estimates including merchandise markon, markups, markdowns and shrinkage which significantly impact the ending inventory valuation at cost as well as the resulting gross margin. Management believes that the Company's retail inventory method and application of FIFO provide an inventory valuation which approximates cost using a first-in, first-out assumption and results in carrying value at the lower of cost or market. Estimates are used to charge inventory shrinkage for the first three fiscal quarters of the fiscal year. An actual physical inventory is conducted at the end of the fiscal year to calculate actual shrinkage. The Company also estimates its required markdown reserves. If actual market conditions are less favorable than those projected by management, additional markdowns may be required. While the Company makes estimates on the basis of the best information available to it at the time estimates are made, over accruals or under accruals may be uncovered as a result of the physical inventory requiring fourth quarter adjustments.

The Company has risk participation agreements with insurance carriers with respect to workers' compensation and liability insurance. Pursuant to these arrangements, the Company is responsible for paying claims up to designated dollar limits. The amounts included in the Company's costs related to these claims are estimated and can vary based on changes in assumptions or claims experience included in the associated insurance programs.

The Company records reserves for future sales returns. The reserves are based on current sales of products and historical claim experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required.

The Company records an asset impairment charge when it believes a long-lived asset has experienced a decline in value that is other than temporary. The Company performs an analysis of anticipated undiscounted future net cash flows of long-lived assets. If the carrying value of the related assets exceeds the undiscounted cash flow, the Company reduces the carrying value to its fair value, which is generally calculated using discounted cash flows. Various factors including future sales growth and profit margins are included in this analysis. To the extent these future projections change, the conclusion regarding impairment may differ from the estimates. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in an asset's current carrying value, thereby possibly requiring an impairment charge in the future.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

Twelve Months Ended June 1, 2002 and June 2, 2001

The following table sets forth certain items in the consolidated statements of operations as a percentage of net sales for the twelve months ended June 1, 2002 and June 2, 2001.

	Percentage of Net Sales Twelve Months Ended	
	June 1, 2002	June 2, 2001
Net Sales	100.0%	100.0%
Costs and Expenses:		
Cost of Sales	62.6	63.2
Selling and Administrative Expenses	31.9	31.1
Depreciation and Amortization	2.3	2.0
Interest Expense	0.1	0.1
	96.9	96.4
Other Income	1.1	1.2
Income Before Provision for Income Tax	4.2	4.8
Provision for Income Tax	1.6	1.8
Income Before Extraordinary Loss	2.6	3.0
Extraordinary Loss from Early Extinguishment of Debt	–	–
Net Income	2.6%	3.0%

Performance for the Twelve Months (52 weeks) Ended June 1, 2002 Compared With the Twelve Months (52 weeks) Ended June 2, 2001

Consolidated net sales increased $176.9 million (7.4%) for fiscal 2002 compared with the similar period of a year ago. Comparative store sales decreased 0.3% for the period. Twenty new and seven relocated Burlington Coat Factory department stores, opened during fiscal 2002, contributed $171.8 million to this year's net sales. Stores opened a year ago contributed $77.0 million to this year's net sales from the beginning of fiscal 2002 to the anniversary of their opening date. Nine stores, which were in operation a year ago, but which were closed prior to this year, contributed $30.4 million to last year's sales.

The Cohoes stores contributed $39.0 million to consolidated sales for the twelve months ended June 1, 2002 compared with $37.5 million for the twelve months ended June 2, 2001. Cohoes comparative store sales increased 4.3% for the twelve month period.

Sales in fiscal 2002 for the Decelle stores were $29.0 million compared with $32.4 million for the twelve months ended June 2, 2001. Decelle comparative store sales decreased 3.1% for the twelve months ended June 1, 2002 compared with the similar twelve month period of a year ago. One store, closed prior to the beginning of fiscal 2002, contributed $2.5 million to last year's sales.

During this year's second fiscal quarter, the Company opened a stand-alone shoe store in East Meadow, New York. An additional eight stand-alone shoe stores were opened during the fourth quarter of fiscal 2002. These new stand-alone shoe stores contributed $7.9 million to this year's sales.

As a result of the terrorist attack on the World Trade Center on September 11, 2001, one of the Company's stores, located in close proximity to the disaster, was damaged. The Company believes that the book value of all assets lost is recoverable through insurance. The store has been closed since September 11, 2001, and no reopening date has been determined.

Other income (consisting of rental income from leased departments, investment income and miscellaneous items) decreased to $27.4 million for fiscal 2002 compared with $28.6 million for the similar period of a year ago. This decrease is primarily the result of a decrease in investment income, resulting from a decrease in investment rates during the comparative periods, of approximately $4.5 million. These decreases were offset in part by an increase in rental income of $1.3 million and by the gain realized on the disposition of Company assets during the fiscal year.

Cost of sales increased $96.4 million (6.4%) for the twelve months ended June 1, 2002 compared with the twelve months ended June 2, 2001. The dollar increase in cost of sales was due to the increase in net sales during the current fiscal year compared with the prior year. Cost of sales as a percentage of net sales decreased from 63.2% in fiscal 2001 to 62.6% in fiscal 2002. This improvement was primarily the result of lower inventory shrinkage during fiscal 2002 compared with fiscal 2001 and lower markdowns taken as a percentage of sales during fiscal 2002 compared with fiscal 2001.

Selling and administrative expenses increased $76.5 million (10.3%) from the 2001 period to the 2002 period. As a percentage of net sales, selling and administrative expenses were 31.9% for the twelve months ended June 1, 2002 compared with 31.1% for the twelve months ended June 2, 2001. This increase was due mainly to an increase in the number of stores in operation and increases in payroll and payroll related expenses. During fiscal 2001, the Company established a $2.4 million reserve for the costs associated with the relocation of several stores. During fiscal 2002, the Company paid $1.0 million of these costs. In addition, $1.0 million of the reserve was relieved due to an early termination of a lease by the landlord.

Depreciation and amortization expense amounted to $59.6 million in the twelve months ended June 1, 2002 compared with $49.3 million in the twelve months ended June 2, 2001. This increase of $10.3 million in the fiscal 2002 period compared with the comparative 2001 period is attributable primarily to capital additions relating to new store purchases, improvements, expansions and remodelings over the past two fiscal years.

Interest expense decreased $0.6 million for the twelve months ended June 1, 2002 compared with the similar period of a year ago. The decrease in interest expense is the result of a decrease in long term debt due to the recurring repayments of the Company's industrial development bonds and the prepayment of the entire remaining balance of the Company's subordinated notes in June 2000. In addition, interest relating to the Company's borrowings under its lines of credit amounted to $0.3 million during fiscal 2002 compared with $0.8 million during fiscal 2001. Interest expense related to capital lease obligations amounted to $0.2 million during fiscal 2002. There were no capital lease obligations during fiscal 2001.

The provision for income taxes decreased to $40.7 million for the twelve months ended June 1, 2002 from $42.6 million for the similar fiscal period a year ago. This decrease in the tax provision was due to lower earnings. The effective tax rate for fiscal 2002 was 37.8% compared with 37.2% in the prior fiscal year. This rate increase is due primarily to decreases in tax-exempt interest earned by the Company during fiscal 2002 compared with fiscal year 2001 and to an increase in the effective state income tax rate for fiscal 2002 compared with fiscal 2001.

Income before extraordinary loss from early extinguishment of debt decreased $4.9 million to $66.9 million for the fiscal 2002 period from $71.8 million for the comparative 2001 period. Net income per share before extraordinary loss from early extinguishment of debt was $1.51 per share for fiscal 2002 compared with $1.62 per share for the comparative 2001 period.

Results of Operations

Twelve Months Ended June 2, 2001 and June 3, 2000

The following table sets forth certain items in the consolidated statements of operations as a percentage of net sales for the twelve months ended June 2, 2001 and June 3, 2000.

	Percentage of Net Sales Twelve Months Ended	
	June 2, 2001	June 3, 2000
Net Sales	100.0%	100.0%
Costs and Expenses:		
Cost of Sales	63.2	64.0
Selling and Administrative Expenses	31.1	30.6
Depreciation and Amortization	2.0	1.9
Interest Expense	0.1	0.2
	96.4	96.7
Other Income	1.2	1.3
Income Before Provision for Income Tax	4.8	4.6
Provision for Income Tax	1.8	1.7
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	3.0	2.9
Extraordinary Loss from Early Extinguishment of Debt	-	-
Cumulative Effect of Accounting Change	-	(0.1)
Net Income	3.0%	2.8%

Performance for the Twelve Months (52 weeks) Ended June 2, 2001 Compared With the Twelve Months (53 weeks) Ended June 3, 2000

Consolidated net sales increased $201.6 million (9.2%) for fiscal 2001 compared with the similar period of the prior year. Comparative store sales increased 3.0% for the period. Sixteen new and six relocated Burlington Coat Factory department stores, opened during fiscal 2001, contributed $122.5 million to net sales. Stores opened during fiscal 2000 contributed $81.5 million to net sales from the beginning of fiscal 2001 to the anniversary of their opening date. Four stores, which were in operation during fiscal 2000, but which were closed prior to the beginning of fiscal 2001, contributed $9.9 million to sales. Stores closed during fiscal 2001 contributed $26.0 million to fiscal 2000 sales during their non-comparative periods. The non-comparative week of fiscal 2000 (i.e., the week of May 30, 1999 to June 5, 1999) contributed $29.2 million to fiscal 2000 net sales for Burlington Coat Factory stores.

The Cohoes stores contributed $37.5 million to consolidated sales for the twelve months ended June 2, 2001 compared with $39.9 million for the twelve months ended June 3, 2000. Cohoes comparative store sales decreased 8.4% for the twelve month period. One Cohoes store opened during fiscal 2000 contributed $1.9 million to fiscal 2001 sales during its non-comparative period. The non-comparative week of fiscal 2000 contributed $.7 million to fiscal 2000 net sales.

Sales in fiscal 2001 for the Decelle stores were $32.4 million compared with $33.8 million for the twelve months ended June 3, 2000. Decelle comparative store sales increased .3% for the twelve months ended June 2, 2001 compared with the similar prior twelve month period. One Decelle store was closed during fiscal 2001. That store contributed $.8 million to sales during its non-comparative period of fiscal 2000. The non-comparative week of fiscal 2000 contributed $.7 million to fiscal 2000 sales.

Other income (consisting of rental income from leased departments, investment income and miscellaneous items) increased to $28.6 million for fiscal 2001 compared with $27.5 million for the similar period during fiscal 2000. This increase is primarily the result of an increase in rental income from leased departments of approximately $.6 million and to increases in other miscellaneous operating revenues of $1.7 million. These increases were offset in part by a decrease in interest income of $1.3 million due to lower levels of investable funds in fiscal 2001 compared with the prior year.

Cost of sales increased $111.3 million (7.9%) for the twelve months ended June 2, 2001 compared with the twelve months ended June 3, 2000. The dollar increase in cost of sales was due to the increase in net sales during fiscal 2001 compared with the prior year. Cost of sales as a percentage of net sales decreased from 64.0% in fiscal 2000 to 63.2% in fiscal 2001. Improvements in initial margins and markdowns taken as a percentage of net sales were offset in part by slightly higher inventory shrinkage during fiscal 2001 compared with fiscal 2000.

Selling and administrative expenses increased $72.5 million (10.8%) from the 2000 period to the 2001 period. As a percentage of net sales, selling and administrative expenses were 31.1% for the twelve months ended June 2, 2001 compared with 30.6% for the twelve months ended June 3, 2000. This increase was due mainly to an increase in the number of stores in operation and increases in payroll and payroll related expenses. In addition, during the fourth quarter of fiscal 2001, the Company decided to relocate several stores during fiscal 2002. As a result, the Company established a reserve of $2.4 million during the fourth quarter of fiscal 2001 for lease commitments and other expenses expected to be incurred subsequent to the closing of these relocated stores. Fixed assets from these stores were either used in the new locations or were depreciated over the period the store remained in operation. Additional payroll related costs were not incurred with these relocations beyond the closing date.

Depreciation and amortization expense amounted to $49.3 million in the twelve months ended June 2, 2001 compared with $41.0 million in the twelve months ended June 3, 2000. This increase of $8.3 million in the fiscal 2001 period compared with the comparative 2000 period is attributable primarily to new stores opened during the year as well as remodeling and refixturing of existing stores.

Interest expense decreased $3.8 million for the twelve months ended June 2, 2001 compared with the prior year. The decrease in interest expense was the result of a decrease in long term debt due to the recurring repayments of the Company's industrial development bonds and the prepayment of the entire remaining balance of the Company's subordinated notes in June 2000. Interest amounting to $.8 million relating to the Company's borrowings under its lines of credit, offset, in part, the interest expense decrease realized by the reduction in long term debt.

The provision for income taxes increased to $42.6 million for the twelve months ended June 2, 2001 from $37.7 million for the prior year. This increase in the tax provision was due to higher earnings. The effective tax rate for fiscal 2001 was 37.2% compared with 37.6% in the prior fiscal year. This rate decrease was due primarily to increases in tax credits available to the Company and to increases in tax-exempt interest earned by the Company during fiscal 2001 compared with fiscal year 2000.

Income before extraordinary loss from early extinguishment of debt and cumulative effect of accounting change increased $9.3 million to $71.8 million for the fiscal 2001 period from $62.5 million for the comparative 2000 period. Net income per share before extraordinary loss from early extinguishment of debt and cumulative effect of accounting change was $1.62 per share for fiscal 2001 compared with $1.37 per share for the comparative 2000 period.

During the first quarter of fiscal 2001, the Company prepaid the remaining balance of its long term subordinated notes. The prepayment penalty associated with this payment amounted to approximately $1.0 million. This penalty, along with the write-off of unamortized deferred debt charges of approximately $0.3 million, resulted in an extraordinary loss, net of taxes, of $0.8 million or $0.02 per share for fiscal 2001.

Liquidity and Capital Resources

During fiscal 2002, the Company opened twenty Burlington Coat Factory Warehouse department stores and nine stand-alone shoe stores. The Company closed five stores and relocated seven others to new locations within their trading areas. Expenditures incurred to acquire, set up and fixture new stores opened during fiscal 2002 were approximately $75.4 million. Expenditures for store relocations, store expansions and store refurbishings were approximately $44.9 million during fiscal 2002. During fiscal 2002, the Company acquired the leases of eight stores for $24.8 million. In addition, expenditures during fiscal 2002 for store locations to be opened during fiscal 2003 amounted to $24.4 million. Expenditures incurred in the construction of the Company's new distribution center in Edgewater Park, New Jersey amounted to $10.7 million. Other capital expenditures, consisting primarily of computer system enhancements and distribution center improvements amounted to $12.3 million for fiscal 2002. For fiscal 2003, the Company estimates that it will spend approximately $142.0 million for capital expenditures (i.e., building acquisitions, fixtures, equipment and leasehold improvements) in connection with the opening of approximately twenty-five to thirty-five new stores (including store relocations), remodeling and expansion of existing stores, expansion of the Company's home office and warehouse facilities, and computer enhancement projects.*

Recently several retail chain stores have filed for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code and subsequently have made many of their retail locations available for auction. The Company monitors such activity for desirable locations for its stores. In fiscal 2002, the Company acquired sixteen former Montgomery Ward locations. In fiscal 2003, the Company is seeking to acquire an additional twelve former Kmart locations, the costs for which are reflected in the above noted capital budgets. Should additional locations become available from these or other retailers, the Company may seek to acquire a number of such locations in one or more transactions. If the Company undertakes such transactions, the Company may seek additional financing to fund acquisition and carry charges (i.e., the cost of rental, maintenance, tax and other obligations associated with such properties from the time of commitment to acquire to the time that such locations can be readied for opening as Company stores) related to these stores.* There can be no assurances, however, that any additional locations will become available from other retailers or that, if available, the Company will undertake to bid or be successful in bidding for such locations.*

The Company repurchased 10,000 shares of its stock, costing approximately $0.1 million, in the current fiscal period. These purchases are reflected as treasury stock in the equity section of the balance sheet. During the third quarter of fiscal 2002, the Company reissued 48,760 shares of treasury stock as part of its required contribution to the Company's 401(k) and profit sharing plans. As of June 1, 2002 the Company had authority to purchase an additional $3.6 million of its stock.

Working capital decreased to $236.3 million at June 1, 2002 from $296.7 million at June 2, 2001. At June 3, 2000, working capital was $260.4 million.

Total cash provided from operations for the fiscal years ended June 1, 2002, June 2, 2001 and June 3, 2000 was $138.1 million, $132.0 million, and $112.1 million, respectively. Total cash from operations is calculated by adding back to net income non-cash expenditures such as depreciation and deferred taxes.

Net cash provided by operating activities of $233.4 million for fiscal 2002 increased by $151.8 million from $81.6 million in net cash provided by operating activities for fiscal 2001. This increase in net cash from operations was due primarily to an increase in the Company's accounts payable position as of June 1, 2002 compared with June 2, 2001.

On August 23, 2001, the Board of Directors of the Company declared a cash dividend in the amount of two cents ($0.02) per share. The cash dividend was paid on November 16, 2001, to stockholders of record on October 19, 2001. The paid dividend amounted to $0.9 million.

The Company's long-term borrowings at June 1, 2002 consists of an industrial development refunding bond of $7.6 million issued by the New Jersey Economic Development Authority (the "Refunding Bonds"), a $1.9 million loan from the Burlington County Board of Chosen Freeholders and a capital lease obligation of $13.6 million.

The Refunding Bonds consist of serial and term bonds. The serial bonds aggregate $1.2 million and mature in series annually on September 1, through the year 2003. The term bonds consist of two portions, $1.4 million maturing on September 1, 2005 and $5.0 million maturing on September 1, 2010. The serial bonds bear interest ranging from 5.2% to 5.4% per annum, and the term bonds bear interest at the rates of 5.6% for the portion maturing on September 1, 2005 and 6.125% per annum for the portion maturing on September 1, 2010. The average interest rate and average scheduled maturity of the Refunding Bonds are 5.9% and 4.9 years, respectively. During fiscal 2002, the Company expended approximately $.5 million for the repayment of the Refunding Bonds.

*Forward Looking Statement. See Safe Harbor Statement on Page 6.

On December 5, 2001, the Company borrowed $2.0 million from the Burlington County Board of Chosen Freeholders. The proceeds were used for part of the acquisition and development costs of a new warehouse facility in Edgewater Park, New Jersey. The loan is interest-free and matures on January 1, 2012. The loan is to be repaid in monthly installments of $16,667 which began on February 1, 2002.

The Company has a capital lease obligation relating to one of its stores. The lease term for this location extends over twenty-five years. The capital lease obligation equals the present value of the minimum lease payments under the lease and amounted to $13.7 million. During fiscal 2002, $0.1 million of lease payments were applied against the capital lease obligation and $0.2 million were applied to interest expense.

As of June 1, 2002 and June 2, 2001, the Company had $100.0 million in committed lines of credit and an additional $25.0 million in uncommitted lines of credit. The Company had letter of credit commitments outstanding against the committed line of credit of $26.2 million at the end of fiscal 2002 and $17.5 million at the end of fiscal 2001. At June 1, 2002, the Company had no borrowing under these lines of credit. Maximum borrowing amounted to $54.8 million during the first quarter of fiscal 2002 and $50.2 million during the second quarter of fiscal 2002. For the comparative periods of a year ago, the maximum borrowings were $70.1 million and $67.5 million, respectively. The average borrowing under these credit lines during the first quarter of fiscal 2002 was $38.1 million, at an average interest rate of 4.2%. During the second quarter of fiscal 2002, the average borrowing under the lines of credit was $22.5 million at an average interest rate of 3.5%. Average borrowing during last year's first quarter was $36.3 million at an average interest rate of 7.0%. During the second quarter of last year, average borrowing was $27.5 million at an average interest rate of 7.0%. During the third and fourth quarters of fiscal 2002 and 2001, there were no borrowings under these lines of credit. Borrowing under the Company's lines of credit were necessary during the current year's first six months primarily because of the purchase of inventory during the period and capital expenditure requirements.

The Company believes that its current capital expenditures and operating requirements can be satisfied from internally generated funds, from short term borrowings under its revolving credit and term loan agreement as well as uncommitted lines of credit.* Furthermore, to the extent that the Company decides to purchase additional store locations, or to undertake unusual transactions such as an acquisition, it may be necessary to finance such transactions with additional long term borrowings.*

Inflation

Historically, the Company has been able to increase its selling prices as the costs of merchandising and related operating expenses have increased, and therefore, inflation has not had a significant effect on operations.*

Quantitative and Qualitative Disclosures About Market Risks

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates.

Pursuant to the terms of certain revolving credit arrangements, changes in the lenders' prime rate, LIBOR or other stated interest rates could affect the rates at which the Company could borrow funds thereunder. At June 1, 2002, the Company had no outstanding borrowings against the credit facilities.
The table below summarizes the fair value and contract terms of the Company's fixed rate debt and capital lease obligations at June 1, 2002:

Scheduled Maturity Date of Long-Term Debt and Capital Lease Obligations (Including Current Portion) at June 1, 2002 (in thousands):

	Fixed Rate Debt and Lease Obligations	Average Interest Rate
2003	$828	4.3%
2004	892	4.5%
2005	960	4.8%
2006	1,049	4.9%
2007	1,125	5.3%
Thereafter	18,219	7.9%
Total	$23,073	
Fair Value at June 1, 2002	$23,460	

Safe Harbor Statement

Statements made in this report that are forward-looking (within the meaning of the Private Securities Litigation Reform Act of 1995) are not historical facts and involve a number of risks and uncertainties. Such statements include but are not limited to, proposed store openings and closings, proposed capital expenditures, projected financing requirements, proposed developmental projects, projected sales and earnings, and the Company's ability to maintain selling margins. Among the factors that could cause actual results to differ materially are the following: general economic conditions; consumer demand; consumer preferences; weather patterns; competitive factors, including pricing and promotional activities of major competitors; the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks; the Company's ability to control costs and expenses; unforeseen computer related problems; any unforeseen material loss or casualty; the effect of inflation; and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

*Forward Looking Statement. See Safe Harbor Statement on this page.

CONSOLIDATED STATEMENTS

Consolidated Balance Sheets	June 1, 2002	June 2, 2001
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$122,774	$77,407
Restricted Cash and Cash Equivalents	6,200	—
Accounts Receivable (Net of Allowance for Doubtful Accounts of $3,994 in 2002 and $1,570 in 2001)	16,273	20,234
Merchandise Inventories	564,652	535,429
Deferred Tax Asset	10,534	10,021
Prepaid and Other Current Assets	30,282	34,861
Total Current Assets	750,715	677,952
Property and Equipment (Net of Accumulated Depreciation)	482,072	364,025
Long Term Investments	—	6,200
Intangible and Other Assets (Net of Accumulated Amortization of $13,410 in 2002 and $9,661 in 2001)	41,004	12,498
Total Assets	$1,273,791	$1,060,675
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$372,726	$260,678
Income Taxes Payable	5,424	8,355
Other Current Liabilities	135,424	111,860
Current Maturities of Long-Term Debt	828	505
Total Current Liabilities	514,402	381,398
Long-Term Debt	22,245	7,560
Other Liabilities	13,795	14,648
Deferred Tax Liability	851	1,798
Commitments and Contingencies		
Stockholders' Equity:		
Preferred Stock, Par Value $1; Authorized 5,000,000 shares; none issued and outstanding	—	—
Common Stock, Par Value $1; Authorized 100,000,000 shares; 49,748,797 shares issued at June 1, 2002; 49,715,138 shares issued at June 2, 2001	49,749	49,715
Capital in Excess of Par Value	21,259	20,538
Retained Earnings	712,089	646,113
Accumulated Other Comprehensive Income (Loss)	(2)	(3)
Note Receivable from Stock Options Exercised	(100)	(100)
Treasury Stock at Cost; 2002-5,270,376 shares; 2001-5,309,136 shares	(60,497)	(60,992)
Total Stockholders' Equity	722,498	655,271
Total Liabilities and Stockholders' Equity	$1,273,791	$1,060,675

See notes to Consolidated Financial Statements.

(all amounts in thousands, except share data)

Consolidated Statements of Operations

	Twelve Months Ended June 1, 2002	Twelve Months Ended June 2, 2001	Twelve Months Ended June 3, 2000
REVENUES:			
Net Sales	$2,577,206	$2,400,289	$2,198,696
Other Income	27,371	28,584	27,487
TOTAL REVENUES	2,604,577	2,428,873	2,226,183
COSTS AND EXPENSES:			
Cost of Sales (Exclusive of Depreciation and Amortization)	1,614,391	1,517,965	1,406,625
Selling and Administrative Expenses	822,065	745,570	673,027
Depreciation and Amortization	59,639	49,335	41,028
Interest Expense	965	1,576	5,377
TOTAL COSTS AND EXPENSES	2,497,060	2,314,446	2,126,057
Income Before Provision for Income Tax	107,517	114,427	100,126
Provision for Income Tax	40,653	42,579	37,650
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	66,864	71,848	62,476
Extraordinary Loss from Early Extinguishment of Debt, Net of Tax	—	(823)	—
Cumulative Effect of Accounting Change, Net of Tax	—	—	(1,356)
Net Income	$66,864	$71,025	$61,120
BASIC NET INCOME PER SHARE:			
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	$1.51	$1.62	$1.37
Extraordinary Loss from Early Extinguishment of Debt, Net of Tax	—	(.02)	—
Cumulative Effect of Accounting Change, Net of Tax	—	—	(.03)
Net Income	$1.51	$1.60	$1.34
Weighted Average Shares Outstanding	44,418,290	44,336,331	45,707,520
Dividends Per Share	$.02	$.02	$.02

See notes to Consolidated Financial Statements.

(all amounts in thousands, except share data)

Consolidated Statements of Stockholders' Equity

Twelve months ended June 3, 2000, June 2, 2001 and June 1, 2002

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Note Receivable from Options Exercised	Treasury Stock	Total
Balance at May 30, 1999	$49,612	$19,157	$515,814	($2)	($29)	—	($36,396)	$548,156
Comprehensive Income:								
Net Income			61,120					61,120
Net Unrealized Loss on Noncurrent Marketable Securities, Net of Tax					(330)			(330)
Total Comprehensive Income								60,790
Stock Options Exercised	91	310				($100)		301
Tax Benefit From Exercise of Stock Options		470						470
Unearned Compensation				2				2
Treasury Stock Transactions							(22,438)	(22,438)
Dividends			(940)					(940)
Balance at June 3, 2000	49,703	19,937	575,994	—	(359)	(100)	(58,834)	586,341
Comprehensive Income:								
Net Income			71,025					71,025
Net Unrealized Gain on Noncurrent Marketable Securities, Net of Tax					356			356
Total Comprehensive Income								71,381
Stock Options Exercised	12	94						106
Treasury Stock Transactions		507					(2,158)	(1,651)
Dividends			(906)					(906)
Balance at June 2, 2001	49,715	20,538	646,113	—	(3)	(100)	(60,992)	655,271
Comprehensive Income:								
Net Income			66,864					66,864
Net Unrealized Gain on Noncurrent Marketable Securities, Net of Tax					1			1
Total Comprehensive Income								66,865
Stock Options Exercised	34	407						441
Treasury Stock Transactions		314					495	809
Dividends			(888)					(888)
Balance at June 1, 2002	$49,749	$21,259	$712,089	—	($2)	($100)	($60,497)	$722,498

See notes to Consolidated Financial Statements.

(all amounts in thousands)

Consolidated Statements of Cash Flows	Twelve Months Ended June 1, 2002	Twelve Months Ended June 2, 2001	Twelve Months Ended June 3, 2000
OPERATING ACTIVITIES			
Net Income	$66,864	$71,025	$61,120
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	59,639	49,335	41,028
Provision for Losses on Accounts Receivable	12,108	8,175	8,482
Provision for Deferred Income Taxes	(1,460)	(1,612)	(1,189)
(Gain) Loss on Disposition of Fixed Assets	(1,924)	496	314
Non-Cash Rent Expense and Other	3,919	5,643	3,414
Changes in Assets and Liabilities:			
Accounts Receivable	(12,719)	(8,397)	(9,970)
Merchandise Inventories	(29,223)	(22,411)	(11,978)
Prepaids and Other Current Assets	4,579	(11,095)	(4,546)
Accounts Payable	112,048	(13,659)	51,571
Accrued and Other Current Liabilities	20,633	5,182	25,708
Deferred Rent Incentives	(1,075)	(1,085)	(1,085)
Net Cash Provided by Operating Activities	233,389	81,597	162,869
INVESTING ACTIVITIES			
Acquisition of Property and Equipment	(167,763)	(95,772)	(107,578)
Proceeds from Sale of Fixed Assets	5,647	258	1,186
Proceeds from Sale of Held-to-Maturity Investments	6,200	13,700	—
Proceeds from Sale of Available-for-Sale Investments	—	25,000	—
Lease Acquisition Costs	(24,769)	(5,680)	(1,523)
Issuance of Notes Receivable	(2,965)	—	(3,601)
Receipts Against Long-Term Notes Receivable	60	73	119
Acquisition of Held-to-Maturity Investments	—	(14,200)	—
Acquisition of Available-for-Sale Investments	—	(6,500)	—
Other	113	35	(182)
Net Cash Used in Investing Activities	(183,477)	(83,086)	(111,579)
FINANCING ACTIVITIES			
Principal Payments on Long-Term Debt	(707)	(44,905)	(7,919)
Proceeds from Long Term Debt	2,000	—	—
Issuance of Common Stock Upon Exercise of Stock Options	441	106	873
Treasury Stock Transactions	809	(3,217)	(22,438)
Payment of Dividends	(888)	(906)	(940)
Net Cash Provided by (Used in) Financing Activities	1,655	(48,922)	(30,424)
Increase (Decrease) in Cash and Cash Equivalents	51,567	(50,411)	20,866
Cash and Cash Equivalents at Beginning of Period	77,407	127,818	106,952
Cash and Cash Equivalents at End of Period	$128,974	$77,407	$127,818
Supplemental Disclosure of Cash Flow Information:			
Interest Paid	$969	$3,612	$5,616
Income Taxes Paid	$44,991	$52,308	$19,921
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Capital Lease Obligation	$13,715	—	—

See notes to Consolidated Financial Statements.

(all amounts in thousands)

A. Summary of Significant Accounting Policies

1. Business

Burlington Coat Factory Warehouse Corporation and its subsidiaries (the "Company") operate stores, in 42 states, which sell apparel, shoes and accessories for men, women and children. A majority of those stores offer a home furnishings and linens department and a juvenile furniture department. The Company operates stores under the names "Burlington Coat Factory Warehouse" (two hundred ninety-two stores), "Cohoes Fashions"(five stores), "Decelle" (seven stores), "Luxury Linens" (four stores), "Totally 4 Kids" (one store), and "Baby Depot" (one store). The Company also operates nine stand-alone shoe stores offering moderately priced designer and fashion shoes. Cohoes Fashions offers merchandise in the middle to higher price range. Decelle offers merchandise in the moderate price range for the entire family with an emphasis on children's and youth wear. Luxury Linens is a specialty store for linens, bath shop items, gifts and accessories and offers merchandise in the middle to higher price range. Totally 4 Kids is a moderate to upscale concept store offering maternity wear, baby furniture, children's wear from toddlers up to teens, children's books, toys, computer software for kids and educational tapes in a family environment. Baby Depot is a stand alone infant and toddler store specializing in infant and toddler apparel, furnishings and accessories.

2. Principles of Consolidation

The consolidated financial statements include the accounts of Burlington Coat Factory Warehouse Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

3. Use of Estimates

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain amounts included in the consolidated financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party specialists where appropriate, actual results could differ from these estimates.

4. Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at time of purchase. Cash equivalent investments amounted to $119.0 million at June 1, 2002 and $70.5 million at June 2, 2001.

5. Inventories

Merchandise inventories are valued at the lower of cost, on a First In First Out (FIFO) basis, or market, as determined by the retail inventory method.

6. Property and Equipment

Property and equipment are stated at cost and depreciation is computed on the straight line method over the estimated useful lives of the assets. The estimated useful lives are between 20 and 40 years for buildings, depending upon the expected useful life of the facility, and three to ten years for store fixtures and equipment. Leasehold improvements are depreciated over a ten year period or lease term, whichever is less. Repairs and maintenance expenditures are charged to expense as incurred. Renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized. Assets recorded under capital leases are amortized over the lease term. Depreciation of assets recorded as capital leases is included in Depreciation and Amortization on the Consolidated Statement of Operations.

7. Long Term Investments

The Company classifies its investments in debt securities into held-to-maturity, available-for-sale or trading categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting For Certain Investments in Debt and Equity Securities*. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. The Company's debt securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair market value, with unrealized gains and losses, net of tax, reported as a separate component in stockholders' equity.

8. Intangible and Other Assets

Intangible and Other Assets primarily consists of leasehold purchases, which are amortized over the minimum life of the related lease term.

9. Other Current Liabilities

Other current liabilities primarily consists of sales tax payable, unredeemed store credits and gift certificates, accrued insurance costs, accrued operating expenses, payroll taxes payable and other miscellaneous items.

10. Store Opening Expenses

Expenses related to new store openings are charged to operations in the period incurred.

11. Derivatives and Hedging Activities

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk.

12. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes have been recorded to recognize temporary differences which result from revenues and expenses being recognized in different periods for financial reporting purposes than for income tax purposes.

13. Basic and Diluted Net Income Per Share

SFAS No. 128, *Earnings Per Share*, requires dual presentation of basic and diluted earnings per share and requires reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation.

Basic and diluted net income per share before extraordinary loss and cumulative effect of accounting change is based on the weighted average number of shares outstanding during each period. The amounts used in calculation of dilutive net income per share before extraordinary loss and cumulative effect of accounting change are as follows:

	Twelve Months Ended June 1, 2002	Twelve Months Ended June 2, 2001	Twelve Months Ended June 3, 2000
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	$66,864	$71,848	$62,476
Extraordinary Loss from Early Extinguishment of Debt, Net of Tax	—	(823)	—
Cumulative Effect of Accounting Change, Net of Tax	—	—	(1,356)
Net Income	$66,864	$71,025	$61,120
Weighted Average Shares Outstanding	44,418	44,336	45,708
Effect of Dilutive Stock Options	66	50	42
Weighted Average Shares Outstanding, Assuming Dilution	44,484	44,386	45,750
Diluted Net Income Per Share Before Extraordinary Loss and Cumulative Effect of Accounting Change	$1.50	$1.62	$1.37
Extraordinary Loss from Early Extinguishment of Debt, Net of Tax	—	(.02)	—
Cumulative Effect of Accounting Change, Net of Tax	—	—	(.03)
Diluted Net Income Per Share	$1.50	$1.60	$1.34

(all amounts in thousands, except per share data)

Options to purchase 1,900 shares of common stock were outstanding during fiscal 2002, but were not included in the computation of weighted average shares outstanding, assuming dilution, because the options' exercise price is greater than the average market price of common shares and therefore would be antidilutive.

14. Other Income

Other income is primarily rental income received from leased departments, interest income and miscellaneous items.

15. Advertising Costs

The Company's net advertising costs consist primarily of newspaper and television costs. The production costs of net advertising are charged to expense as incurred. Net advertising expenses, included in Selling and Administrative Expenses on the Consolidated Statement of Operations, for the twelve months ended June 1, 2002, June 2, 2001 and June 3, 2000 were $62.1 million, $59.7 million, and $50.6 million, respectively.

16. Impairment of Long-Lived Assets

The Company accounts for impaired long-lived assets in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.* This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments.

17. Stock-Based Compensation

SFAS No. 123, *Accounting for Stock Based Compensation*, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (See Note M).

18. Comprehensive Income

The Company presents comprehensive income as a component of stockholders' equity in accordance with SFAS No. 130, *Reporting Comprehensive Income*.

19. Revenue Recognition

The Company records revenue at the time of sale and delivery of merchandise. The Company records revenue net of allowances for estimated future returns.

20. Licensed Department Income

The Company records the net of leased department revenues and related costs to Other Income. Leased department income, included in Other Income, amounted to $9.1 million, $8.9 million and $9.3 million for the years ended June 1, 2002, June 2, 2001 and June 3, 2000, respectively.

21. Vendor Rebates and Allowances

Rebates and allowances received from vendors that are dependent on purchases or inventories are recognized as a reduction of costs of goods sold when the related inventory is sold or marked down. Rebates and allowances not tied directly to purchases are recognized as a reduction of selling, general and administrative expense when earned.

22. Capitalized Computer Software Costs
In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, *Accounting For the Costs of Computer Software Developed For or Obtained for Internal-Use*. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company capitalized $4.0 million and $2.8 million relating to these costs during fiscal 2002 and fiscal 2001, respectively.

23. Recent Accounting Pronouncements
a. The Company accounts for layaway sales and leased department revenue in compliance with Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*. Layaway sales for fiscal 2002, 2001 and 2000 have been recognized upon delivery of merchandise to the customer. Prior to fiscal 2000, layaway sales were recognized when the initial layaway deposit was received. The amount of cash received upon initiation of the layaway is recorded as a deposit liability within Other Current Liabilities. The accounting change had only a slight impact on annual sales and earnings. However, due to the seasonal influences of the business, the accounting change resulted in a shift of sales and earnings among the Company's quarterly periods. The cumulative effect of the change for periods prior to fiscal 2000 was a net decrease in income of $1.4 million or $.03 per share.

b. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133*, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has assessed the impact of SFAS No. 133 and determined that the adoption, as of June 3, 2001, had no effect on the Company's earnings or financial position.

c. In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's balance sheet at that date regardless of when those assets were initially recognized. The Company adopted SFAS No. 141 on August 1, 2001 and determined that the adoption had no effect on the Company's earnings or financial position. The Company adopted SFAS No. 142 on June 2, 2002 and determined that the adoption will not have a material effect on the Company's earnings or financial position.

d. In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company is in the process of analyzing the impact of the adoption of this statement on its consolidated financial statements.

e. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the reporting provisions of APB Opinion No. 30, *Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business*. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the impact of the adoption of this statement on its consolidated financial statements.

f. The FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, in April 2002. SFAS No. 145 rescinds, amends or makes various technical corrections to certain existing authoritative pronouncements. Among other things, SFAS No. 145 will change the accounting for certain gains and losses resulting from extinguishments of debt by requiring that a gain or loss from extinguishments of debt be classified as an extraordinary item only if it meets the specific criteria of APB Opinion No. 30. SFAS No. 145 also requires that cash flows from all trading securities be classified as cash flows from operating activities in its statement of cash flows. The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. The Company has not determined the impact of applying these provisions. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. These provisions had no impact on the Company's financial statements.

g. The FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, in June 2002. SFAS No. 146 changes the standards for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 nullifies the guidance of Emerging Issues Task Force ("EITF") Issue No. 94-3 under which an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is in the process of analyzing the impact of the adoption of this statement on its consolidated financial statements.

h. In May 2000, the EITF issued EITF Issue No. 00-14, *Accounting for Certain Sales Incentives*. This Issue addresses the recognition, measurement and income statement classification of certain sales incentives. EITF No. 00-14 is effective for annual or interim financial statements for periods beginning after December 15, 2001. The Company has assessed the impact of EITF No. 00-14 and determined that the Issue will not have a material effect on the Company's earnings or financial position.

i. In May 2000, the EITF issued EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*. This Issue addresses the financial statement classification of consideration received by a reseller from a vendor. EITF No. 00-25 is effective for annual or interim financial statements for periods beginning after December 15, 2001. The Company has assessed the impact of EITF No. 00-25 and determined that the Issue will not have a material effect on the Company's earnings or financial position.

j. In November 2001, the EITF issued EITF Issue No. 01-9, *Accounting for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)*. This Issue requires, among other things, that consideration paid to customers should be classified as a reduction of revenue unless certain criteria are met. EITF No. 01-9 is effective for annual or interim financial statements for periods beginning after December 15, 2001. The Company has assessed the impact of EITF No. 01-9 and determined that the Issue did not have an impact on the Company's earnings or financial position.

24. Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the classifications used in the current year.

B. Property and Equipment

Property and equipment consists of:

June 1, 2002

	Owned	Capital Leases	Total
Land	$41,038	—	$41,038
Buildings	149,923	$13,715	163,638
Store Fixtures and Equipment	377,285	—	377,285
Leasehold Improvements	223,715	—	223,715
Construction in Progress	11,297	—	11,297
	803,258	13,715	816,973
Less Accumulated Depreciation	(334,737)	(164)	(334,901)
	$468,521	$13,551	$482,072

(in thousands)

June 2, 2001

	Owned	Capital Leases	Total
Land	$27,916	—	$27,916
Buildings	103,465	—	103,465
Store Fixtures and Equipment	332,032	—	332,032
Leasehold Improvements	181,161	—	181,161
Construction in Progress	3,438	—	3,438
	648,012	—	648,012
Less Accumulated Depreciation	(283,987)	—	(283,987)
	$364,025	—	$364,025

(in thousands)

C. Investments

Long term investments consists of the following as of June 2, 2001:

	Cost	Unrealized Gains	Estimated Fair Value
Held-to-Maturity Investments:			
Federal Home Loan Mortgage Corporation Note	$4,200	$16	$4,216
Federal National Mortgage Association Note	2,000	13	2,013
	$6,200	$29	$6,229

(in thousands)

During fiscal 2001, held-to-maturity investments were pledged as collateral under certain insurance contracts which previously had been collateralized through the use of letter of credit agreements. During fiscal 2002, $6.2 million of the Company's held-to-maturity investments were called by the issuing authority. Proceeds from the sale of these investments were used to purchase money market investments which are classified as restricted cash and cash equivalents on the Company's balance sheet at June 1, 2002. The $6.2 million of money market investments are pledged as collateral for certain insurance contracts.

D. Accounts Payable

Accounts payable consists of:

	June 1, 2002	June 2, 2001
Accounts Payable-Trade	$297,116	$231,163
Accounts Payable-Due Banks	57,848	14,999
Other	17,762	14,516
	$372,726	$260,678

(in thousands)

E. Store Exit Costs

During the fourth quarter of fiscal 2001, the Company approved a plan to relocate several stores during fiscal 2002. At that time, the Company established a reserve of $2.4 million for contractual lease payments and other expenses to be incurred subsequent to the closing of these stores. During fiscal 2002, the Company paid $1.0 million of these costs. In addition, $1.0 million of the reserve was relieved due to an early termination of a lease by the landlord. At June 1, 2002, the reserve amounted to $0.4 million. The Company believes that this reserve is adequate to cover the expected contractual lease payments and other costs related to the closings.

F. Lines of Credit

Total lines of credit from all banks as of June 1, 2002 and June 2, 2001 amounted to $100 million in committed credit and $25 million in uncommitted credit.

The Company's committed line of credit is a three year commitment which renews for an additional year every year. It is currently available through December 2005. The uncommitted lines of credit are cancelable by the bank at any time. Letters of credit outstanding against these lines were $26.2 million and $17.5 million at June 1, 2002 and June 2, 2001, respectively.

At June 1, 2002, the Company had no borrowing under these lines of credit. Maximum borrowing amounted to $54.8 million during the first quarter of fiscal 2002 and $50.2 million during the second quarter of fiscal 2002. For the comparative periods of a year ago, the maximum borrowing was $70.1 million and $67.5 million, respectively. The average borrowing under these credit lines during the first quarter of fiscal 2002 was $38.1 million, at an average interest rate of 4.2%. During the second quarter of fiscal 2002, the average borrowing under the lines of credit was $22.5 million at an average interest rate of 3.5%. Average borrowing during last year's first quarter was $36.3 million at an average interest rate of 7.0%. During the second quarter of last year, average borrowing was $27.5 million at an average interest rate of 7.0%. During the third and fourth quarters of fiscal 2002 and 2001, there were no borrowings under these lines of credit. Borrowing under the Company's lines of credit were necessary during the current year's first six months primarily because of the purchase of inventory during the period and capital expenditure requirements.

Short-term borrowings against these lines of credit bear interest at or below the lending bank's prime rate (4.75% at June 1, 2002).

G. Long-Term Debt

Long-term debt consists of:

	June 1, 2002	June 2, 2001
Industrial Revenue Bonds, 5.8%, due in semi-annual payments of various amounts from Sept. 1, 2002 to Sept. 1, 2010	$7,560	$8,065
Promissory Note, non-interest bearing, due in monthly payments of $17 through January 1, 2012	1,933	—
Capital Lease Obligation	13,580	—
Subtotal	23,073	8,065
Less current portion	(828)	(505)
Long-Term Debt	$22,245	$7,560

(in thousands)

The Industrial Revenue Bonds were issued in connection with the construction of the Company's existing distribution center. The Bonds are secured by a first mortgage on the Company's existing distribution center. Indebtedness, totaling $7.6 million, is secured by land and buildings with a net book value of $18.5 million at June 1, 2002.

On December 5, 2001, the Company borrowed $2.0 million from the Burlington County Board of Chosen Freeholders. The proceeds were used for part of the acquisition and development costs of a new warehouse facility in Edgewater Park, New Jersey. The loan is interest-free and matures on January 1, 2012. The loan is to be repaid in monthly installments of $16,667 which began on February 1, 2002.

Long-term debt scheduled maturities in each of the next five fiscal years is as follows: 2003-$0.8 million; 2004-$0.8 million; 2005-$0.9 million; 2006-$0.9 million; and 2007-$1.0 million. $44.4 million relating to the Subordinated Notes was repaid during the fiscal year ended June 2, 2001.

Scheduled maturities of the Company's capital lease obligations in each of the next five fiscal years is as follows: 2003 - $0.1 million; 2004 - $0.1 million; 2005 - $0.1 million; 2006 - $0.1 million; and 2007 - $0.1 million.

As of June 1, 2002, the Company was in compliance with all covenants related to its loan agreements. Several loan agreements of the Company contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness, and limit the payment of dividends. At June 1, 2002, $23.1 million of the Company's retained earnings of $722.5 million were unrestricted and available for the payment of dividends under the most restrictive terms of the agreements.

H. Note Receivable from Stock Options Exercised

During fiscal 2000, the Company made a loan to an officer of the Company in the amount of $204,345. The loan was made in the form of a demand note having an annual interest rate of 5.57% for the purpose of enabling the officer to purchase shares of the Company's Common Stock pursuant to expiring options. During fiscal 2002, the demand note was replaced with a five-year term note with a principal balance of $204,345 and an annual interest rate of 4.64%. The loan is secured by a mortgage on the officer's residence. As of June 1, 2002, accrued interest related to the loan amounted to $28,833. The portion of the loan related to the exercise price of the options exercised is reflected in Stockholders' Equity in the Company's Consolidated Balance Sheet as Notes Receivable from Stock Options Exercised in the amount of $0.1 million.

I. Lease Commitments

The Company leases 285 stores, warehousing and distribution facilities and office spaces under operating and capital leases that will expire principally during the next twenty years. The leases typically include renewal options and escalation clauses and provide for contingent rentals based on a percentage of gross sales.

The following is a schedule of future minimum lease payments under the operating and capital leases:

Fiscal Year	Operating Leases	Capital Leases
2003	$109,335	$1,300
2004	94,254	1,300
2005	82,954	1,300
2006	71,934	1,300
Thereafter	310,634	30,591
Total minimum lease payments	$669,111	35,791
Amount representing interest		(22,211)
Present value of minimum lease payments		$13,580

(in thousands)

The above schedule of future minimum lease payments has not been reduced by future minimum sublease rental income of $13.5 million and $15.2 million relating to operating leases and capital leases, respectively, under non-cancelable subleases and other contingent rental agreements.

Total rental expenses, included in Selling and Administrative Expense on the Consolidated Statement of Operations, under operating leases for the periods ended June 1, 2002, June 2, 2001, and June 3, 2000 were $107.2 million, $99.1 million and $88.3 million, respectively, including contingent rentals of $2.5 million, $3.0 million and $2.7 million, respectively.

Rent expense for the above periods has not been reduced by sublease rental income of $13.6 million, $12.3 million and $11.6 million, which has been included in other income for the periods ended June 1, 2002, June 2, 2001 and June 3, 2000, respectively.

The Company has irrevocable letters of credit in the amount of $8.9 million to guarantee payment and performance under certain leases, insurance contracts and utility agreements.

J. Employee Retirement Plans

The Company has a noncontributory profit-sharing plan covering employees who meet age and service requirements. The Company also provides additional retirement security to participants through a cash or deferred (salary deferral) feature qualifying under Section 401(k) of the Internal Revenue Code. Membership in the salary deferment feature is voluntary. Employees may, up to certain prescribed limits, contribute to the 401(k) plan and a portion of these contributions are matched by the Company. In addition, under the profit sharing feature, the Company's contribution to the plan is determined annually by the Board of Directors. The provision for Company profit sharing and 401(k) contributions for the twelve months ended June 1, 2002, June 2, 2001 and June 3, 2000 were $8.7 million, $9.0 million and $6.3 million, respectively.

K. Income Taxes

The provision for income taxes is summarized as follows:

Period Ended	2002	2001	2000
Current:			
Federal	$36,842	$39,567	$34,285
State and Other	5,271	4,811	4,367
Subtotal	42,113	44,378	38,652
Deferred	(1,460)	(1,799)	(1,002)
Total	$40,653	$42,579	$37,650

(in thousands)

A reconciliation of the Company's effective tax rate with the statutory federal tax rate is as follows:

Period Ended	2002	2001	2000
Tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	2.7	2.7
Other charges	(.2)	(.5)	(.1)
Effective tax rate	37.8%	37.2%	37.6%

Deferred income taxes for 2002, 2001 and 2000 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109.

Temporary differences which give rise to deferred tax assets and liabilities at June 1, 2002 and June 2, 2001 are as follows:

Period End	2002		2001	
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities
Current:				
Allowance for doubtful accounts	$1,570		$2,056	
Compensated absences	1,226		1,086	
Inventory costs and reserves capitalized for tax purposes	6,146		4,230	
Insurance reserves	4,501		3,387	
Prepaid items deductible for tax purposes		$3,423		$3,282
Other	514		2,544	
	$13,957	$3,423	$13,303	$3,282
Non-Current:				
Depreciation		$11,520		$11,224
Accounting for rent expense	$2,968		$3,443	
Pre-opening costs	7,701		5,983	
	$10,669	$11,520	$9,426	$11,224

(in thousands)

No valuation account is deemed necessary.

L. Supplementary Income Statement Information

Period Ended	2002	2001	2000
Repairs and Maintenance	$32,701	$29,128	$24,533

(in thousands)

M. Incentive Plans

In April 1983, the stockholders of the Company adopted a Stock Option and Stock Appreciation Rights Plan (the "1983 Plan"), which authorized the granting of options for the issuance of 1,125,000 shares of common stock. During 1988, the stockholders authorized the issuance of an additional 675,000 shares of common stock for a total of 1,800,000 shares under this Plan. The 1983 Plan provided for the issuance of incentive stock options, nonqualified stock options and stock appreciation rights. This plan expired in April, 1993. In November, 1993, the stockholders of the Company approved a stock incentive plan (the "1993 Plan"), authorizing the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance stock and other stock based compensation. A total of 540,000 shares of common stock have been reserved for issuance under the 1993 Plan. This plan expired in August, 1998. In October, 1998, the stockholders of the Company approved a stock incentive plan (the "1998 Plan"), authorizing the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance stock and other stock based compensation. A total of 350,000 shares of common stock have been reserved for issuance under the 1998 Plan. In August 2002, the Board of Directors of the Company voted to adopt the Company's 2002 Stock Incentive Plan (the "2002 Plan") and to reserve 140,000 shares of common stock for issuance under the 2002 Plan. A total of 40,000 non-qualified stock options have been granted under the 2002 Plan subject to stockholder approval of the 2002 Plan at the Company's annual meeting of stockholders.

A summary of stock options transactions in fiscal periods 2000, 2001 and 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding May 29, 1999	302,743	$10.74
Options issued	191,200	$14.29
Options cancelled	(10,753)	$ 4.56
Options exercised	(90,750)	$ 4.56
Options outstanding June 3, 2000	392,440	$14.02
Options issued	—	—
Options cancelled	(7,200)	$ 9.23
Options exercised	(12,600)	$11.88
Options outstanding June 2, 2001	372,640	$14.18
Options issued	191,800	$15.44
Options cancelled	(10,800)	$17.90
Options exercised	(33,900)	$11.53
Options outstanding June 1, 2002	519,740	$14.74
Options exercisable June 1, 2002	327,940	$14.34

The following table summarizes information about the stock options outstanding under the Company's option plans as of June 1, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At 6/1/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 6/1/02	Weighted Average Exercise Price
$8.85-$9.58	66,720	3.5 yrs	$ 9.35	66,720	$ 9.35
$12.00	80,900	7.8 yrs	$12.00	80,900	$12.00
$15.44	191,800	9.7 yrs	$15.44	-	-
$16.28-$16.84	151,900	6.6 yrs	$16.58	151,900	$16.58
$20.57-$22.13	28,420	2.1 yrs	$20.67	28,420	$20.67
	519,740			327,940	

The Company adopted the disclosure requirements of SFAS No. 123, *Accounting for Stock Based Compensation,* effective with the *1997 financial statements,* but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in fiscal 2002, 2001 and 2000, consistent with the methodology in SFAS 123, the pro forma effects on the Company's net income per share would have been as follows:

	2002	2001	2000
Net Income:			
As reported	$66,864	$71,025	$61,120
Pro forma	$66,490	$70,774	$60,799
Net Income per Share:			
As reported	$1.51	$1.60	$1.34
Pro forma	$1.50	$1.60	$1.33

(in thousands, except per share amounts)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002 and 2000 (no options were granted during fiscal 2001):

	2002	2000
Risk-free interest rate	2.00%	5.85%
Expected volatility	54.5%	48.4%
Expected life	8 years	6 years
Contractual life	10 years	10 years
Expected dividend yield	0.1%	0.1%
Fair value of options granted	$9.07	$7.41

During the fiscal year ended June 29, 1996, a restricted stock award of 10,000 shares of the Company's common stock was made to an officer of the Company. The fair market value on the date of the award was $108,800. The shares vested to the officer over a four year period based on certain employment criteria. The unearned compensation related to this award was amortized over the vesting period.

N. Interim Financial Information (Unaudited)

(all amounts in thousands, except per share data)

Fiscal Year Ended June 1, 2002

	13 Weeks Ended			
	Sep 1, 2001	Dec 1, 2001	Mar 2, 2002	Jun 1, 2002
Net sales	$451,551	$744,236	$779,820	$601,599
Gross margin	$156,691	$294,384	$276,115	$235,625
Net income (loss)	($20,577)	$41,265	$37,306	$8,870
Net income (loss) per common share -- basic and diluted:				
Net Income (loss) --basic	($0.46)	$0.93	$0.84	$0.20
Net Income (loss) --diluted	($0.46)	$0.93	$0.84	$0.19

Fiscal Year Ended June 2, 2001

	13 Weeks Ended			
	Sep 2, 2000	Dec 2, 2000	Mar 3, 2001	Jun 2, 2001
Net sales	$415,671	$735,262	$722,713	$526,643
Gross margin	$143,317	$285,259	$251,698	$202,050
Income (loss) before extraordinary loss from early extinguishment of debt, net of tax	($13,536)	$47,510	$36,115	$1,759
Extraordinary loss from early extinguishment of debt, net of tax	(815)	--	--	(8)
Net income (loss)	($14,351)	$47,510	$36,115	$1,751
Net income (loss) per common share -- basic and diluted:				
Income (loss) before extraordinary loss from early extinguishment of debt, net of tax	($0.30)	$1.07	$0.82	$0.04
Extraordinary loss from early extinguishment of debt, net of tax	($0.02)	--	--	--
Net income (loss)	($0.32)	$1.07	$0.82	$0.04

Results of quarterly operations are impacted by the highly seasonal nature of the Company's business and timing of certain holiday selling seasons.

O. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these items.

Interest rates that are currently available to the Company for issuance of notes payable and long-term debt (including current maturities) with similar terms and remaining maturities are used to estimate fair value for debt issues. The estimated fair values of long term investments were based on market prices of the securities. The estimated fair values of long-term debt (including current maturities) and long term investments are as follows:

	June 1, 2002		June 2, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-Term Investment	—	—	$6,200	$6,229
Long-Term Debt (including capital lease obligation and current maturities)	$23,073	$23,460	$8,065	$8,167

(in thousands)

The fair values presented herein are based on pertinent information available to management as of the respective year ends. Although management is not aware of any factors that could significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from amounts presented herein.

P. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and investments. The Company manages the credit risk associated with cash equivalents and investments by investing with high-quality institutions and, by policy, limiting investments only to those which meet prescribed investment guidelines. The Company has a policy of making investments in debt securities with short-term ratings of A-1 (or equivalent) or long-term ratings of A and A-2 (or equivalent). The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks on its cash and cash equivalent accounts.

Q. Segment Information

The Company reports segment information in accordance with SFAS No.131, *Disclosure about Segments of an Enterprise and Related Information.* The Company has one reportable segment, operating within the United States. Sales by major product categories are as follows:

Period Ended	June 1, 2002 (52 weeks)	June 2, 2001 (52 weeks)	June 3, 2000 (53 weeks)
Apparel	$1,978,122	$1,859,873	$1,707,670
Home Products	599,084	540,416	491,026
	$2,577,206	$2,400,289	$2,198,696

(in thousands)

Apparel includes all clothing items for men, women and children and apparel accessories, such as shoes, jewelry, perfumes and watches. Home Products includes linens, home furnishings, gifts, baby furniture and baby furnishings.

R. Legal Matters

From time to time in the ordinary course of business, the Company is party to litigation. The Company has established reserves relating to its legal claims and believes that potential liabilities in excess of those recorded will not have a material adverse effect on the Company's Consolidated Financial Statements; however, there can be no assurances to this effect.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Burlington Coat Factory Warehouse Corporation
Burlington, New Jersey

We have audited the accompanying consolidated balance sheets of Burlington Coat Factory Warehouse Corporation and subsidiaries (the "Company") as of June 1, 2002 and June 2, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Burlington Coat Factory Warehouse Corporation and subsidiaries as of June 1, 2002 and June 2, 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
August 12, 2002

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
DIVIDEND POLICY

The Board of Directors of the Company declared an annual cash dividend of two cents ($.02) per share in fiscal 2002, fiscal 2001 and fiscal 2000. The cash dividend for fiscal 2002 was declared on August 23, 2001, and was paid on November 16, 2001, to stockholders of record on October 19, 2001. The paid dividend amounted to $0.9 million. Maintenance of the cash dividend policy or any change thereto in the future will be at the discretion of the Company's Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Company as well as other factors which the Board of Directors may deem relevant. At present, the policy of the Board of Directors is to retain the majority of earnings to finance the growth and development of the Company's business. At June 1, 2002, $23.1 million of the Company's retained earnings were unrestricted and available for the payment of dividends under the most restrictive terms of certain loan agreements.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the New York Stock Exchange and its trading symbol is "BCF." The following table provides the high and low closing prices on the New York Stock Exchange for each fiscal quarter for the period from June 4, 2000 to June 1, 2002 and for the two months ended July 31, 2002:

Period	Low Price	High Price
June 4, 2000 to September 2, 2000	10.8125	13.3750
September 3, 2000 to December 2, 2000	12.8750	16.0000
December 3, 2000 to March 3, 2001	14.5625	20.6000
March 4, 2001 to June 2, 2001	16.7500	21.7300
June 3, 2001 to September 1, 2001	14.1000	20.5000
September 2, 2001 to December 1, 2001	12.8500	16.7000
December 2, 2001 to March 2, 2002	15.2000	18.3000
March 3, 2002 to June 1, 2002	18.0000	23.4000
June 2, 2002 to July 31, 2002	17.3500	22.1700

As of July 31, 2002, there were 258 record holders of the Company's Common Stock. The number of record holders does not reflect that number of beneficial owners of the Company's Common Stock for whom shares are held by Cede & Co., certain brokerage firms and others.

Executive Officers and Directors

Monroe G. Milstein†#
Chairman of the Board, President & Chief Executive Officer

Andrew R. Milstein#
Executive Vice President, Executive Merchandise Manager, Assistant Secretary and Director

Stephen E. Milstein
Executive Vice President, General Merchandise Manager and Director

Mark A. Nesci
Executive Vice President, Chief Operating Officer and Director

Paul C. Tang
Executive Vice President, General Counsel & Secretary

Harvey Morgan*†
Director, Principal and Director, Shattuck Hammond Partners,LLC

Irving Drillings*
Director, Retired President of Arlette Fashions, Inc.

Roman Ferber*
Director, Consultant to the City of New York

* Audit Committee Member
† Stock Incentive Committee Member
\# Executive Committee Member

Vice Presidents

Carole Abbott
Customer Relations

David Cestaro
Customer Services

Ilyse Cohen
Senior Divisional Merchandise Manager

Albert Cuccorelli
Store Operations

Jeanne Frawley
Divisional Merchandise Manager

Lorenzo Figueroa
Logistics

Brad H. Friedman
Information Services

Robert Grapski
Real Estate

Debbie Greenberg
Divisional Merchandise Manager

Angel Guzman
Store Merchandising

Marvin Hearn
Planning and Allocation

Gerry Incollingo
Construction

Gloria Johnson
Store Support & Development

Steve Koster
Senior Divisional Merchandise Manager

Robert L. La Penta, Jr.
Corporate Controller, Chief Accounting Officer

Jerry Lupia
Store Planning

Nesanel Milstein
Divisional Merchandise Manager

Tara Newhall
Divisional Merchandise Manager

Sarah Orleck
Recruiting

Nancy Mair
Divisional Merchandise Manager

Michael Prince
Chief Information Officer

John Putrino
Loss Prevention

Daniel Richman
Senior Divisional Merchandise Manager

Richard Rynda
Divisional Merchandise Manager

David Sanford
Warehousing and Distribution

Jason Somerfeld
Divisional Merchandise Manager

Barbara Sosonka
Divisional Merchandise Manager

Karen Trombetta
Divisional Merchandise Manager

Melissa Walsh
Divisional Merchandise Manager



James Abrahams
Honorary Deputy

Found on the New York Stock Exchange under the ticker symbol "BCF" although it is frequently presented as "BurlCts" in various financial publications.

The Annual Meeting of the Stockholders of the Company will be held on October 24, 2002, at 11:00 AM at the corporate offices of the Company, 1830 Route 130, Burlington, NJ 08016

A copy of the Company's 2002 Annual Report to the Securities and Exchange Commission on Form 10-K will be provided to stockholders upon written request to the Secretary, Burlington Coat Factory Warehouse Corporation, 1830 Route 130, Burlington, NJ 08016

American Stock Transfer
40 Wall Street,
New York, NY 10005

Deloitte & Touche LLP
1700 Market Street,
Philadelphia, PA 19103-3984

Burlington Coat Factory
1830 Route 130
Burlington, NJ 08016
800.444.COAT
COAT.COM